UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2019

Commission File Number 001-37593

BORQS TECHNOLOGIES, INC.
(Translation of registrant’s name into English)

Building B23-A, Universal Business Park No. 10 Jiuxianqiao Road Chaoyang District, Beijing, China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

As previously reported on a Current Report on From 6-K of Borqs Technologies Inc. (the “Company”), on September 29, 2019, the Company engaged JLKZ CPA LLP (“JLKZ”) as its independent registered public accounting firm for the audit of the year ended December 31, 2018 and to issue an audit report.

On November 12, 2019 (the “Effective Date”), the Company dismissed JLKZ as the Company’s independent registered public accounting firm, effective immediately. The decision to dismiss JLKZ was approved by the Company’s Audit Committee. Prior to such dismissal, JLKZ did not complete its audit of the Company’s financial statements for the year ended December 31, 2018 or issue any audit report.

Since September 29, 2019 and through the Effective Date, there have been no disagreements between the Company and JLKZ on matters of accounting principles or practices and financial statement disclosure, except regarding certain transactions which JLKZ considered as related party transactions. The Audit Committee of the Company disagreed with JLKZ’s view on such transactions and the Company deemed such considerations by JLKZ were not in conformity to the accounting principles or practices applied and financial statement disclosure made in the Company’s historical consolidated financial statements for the years ended December 31, 2017 and 2016. The Company has authorized JLKZ to respond fully to the inquiries of its successor accountant, if any, concerning the subject matter of the foregoing disagreement. There were no other reportable events as that term is defined in Item 16F (a)(1)(v) of Form 20-F.

As of the filing of this report, the Company is in the process of selecting another firm as its independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BORQS TECHNOLOGIES INC.
(registrant)

Dated: November 13, 2019	By:	/s/ Anthony K. Chan
Anthony K. Chan
Chief Financial Officer